Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CBRE Acquisition Holdings, Inc.:

We consent to the use of our report dated March 31, 2021, except for the 15th paragraph of Note 1, the 14th, 18th, 19th and 21st paragraphs of Note 2, the 1st paragraph of Note 6, the 1st, 2nd and 3rd paragraphs of Note 7, the 1st paragraph of Note 9 and the 1st, 2nd and 3rd paragraphs of Note 10, as to which the date is October 14, 2021, with respect to the balance sheet of CBRE Acquisition Holdings, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from October 13, 2020 (inception) to December 31, 2020, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

Los Angeles, California

October 27, 2021